File No. 70-9627
                 (Potomac Edison  Asset Transfer)
                             Leaseback

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

                  POST EFFFECTIVE AMENDMENT NO. 2

                             FORM U-1

                      APPLICATION/DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 _________________________________

Allegheny Energy, Inc.             Allegheny Energy Supply Company, LLC
10435 Downsville Pike              R.R. 12, P.O. Box 1000 Roseytown Road
Hagerstown, Maryland 21740         Greensburg, Penna. 15601

The Potomac Edison Company         Allegheny Energy Service Corporation
(d/b/a Allegheny Power)            10435 Downsville Pike
10435 Downsville Pike              Hagerstown, Maryland 21740
Hagerstown, Maryland 21740
                __________________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                    Hagerstown, Maryland 21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD 21740

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Item No. 1.    DESCRIPTION OF THE PROPOSED TRANSACTION

     A.        Introduction and Summary of the Proposed Transaction

      Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Service Company ("AESC"), a service subsidiary of Allegheny, The Potomac Edison Company ("Potomac Edison"), a wholly owned public utility electric subsidiary of Allegheny, and Allegheny Energy Supply Company, LLC ("Genco"),<F1> a
wholly   owned   generating   company  subsidiary   of   Allegheny
(collectively, "Applicants"),<F2> hereby  file this application-
declaration   with   the   Securities  and   Exchange   Commission
("Commission") under Sections 9(a), 10 and 12(d) of the Act. Sections 9 and 10 of the Act and rule 54 under the Act.

     In Holding Company Act Release No. 27205, Order Authorizing Formation of Subsidiary Companies; Transfer of Assets and Liabilities to Associate Generation Company; Issuance of Notes; Payment of Dividends; Intrasystem Service Agreements; Reservation of Jurisdiction (July 31, 2000) ("Transfer Order"), the Commission authorized Potomac Edison to transfer its undivided ownership interests in certain jointly held generating facilities, certain wholly owned generating facilities, related fixed assets, other interests, and certain generating related liabilities to Allegheny's wholly owned generation company - Genco. Pursuant to the terms and conditions set forth above, Potomac and Genco now propose to enter into a leaseback agreement to resolve state regulatory concerns related to taxation of generation and distribution.

     Potomac  Edison  held at the date of the Transfer Order
undivided  ownership  interests   in: electric  generating  stations
("Generating  Assets").<F3> Potomac Edison's  undivided  ownership
interests  in  Generating   Assets consist  of:  a  25%  interest
in the Fort Martin Power station located in Maidsville, West Virginia; a 33% interest in the Albright Power Station
located in Albright,  West  Virginia;  a 32.76%   interest  in
the  Harrison  Power  Station  located   in Shinnston,  West
Virginia; a 20% interest in the Hatfield's Ferry Power Station located in Masontown, Pennsylvania; a 30% interest in the Pleasants Power Station, located in Saint Mary's, West
Virginia; a 100% interest in the R. Paul Smith Station and R. Paul

_______________________________
<F1> See Allegheny Energy, Inc., Holding Co. Act Release No.35-27101,
Order  Authorizing  Formation of Subsidiary Company;  Transfer  of
Assets   to  Generation  Company;  Issuance  and  Acquisition   of
Securities;   Capital   Contributions;  and   Service   Agreements
(November 12, 1999).   In Application No. 70-9683 (filed  May  25,
2000), Genco, among other things, is seeking authorization to, directly or indirectly through one or more exempt subsidiaries or intermediate companies, engage in Rule 58 activities; acquire
interests  in,  finance  the  acquisition  of,  and/or  hold   the
securities of, one or more Exempt Wholesale Generators ("EWGs"). Genco is not an EWG nor are there any plans for Genco to become an EWG.

<F2> Potomac  Edison,  along  with  West  Penn  Power  Company  and
Monongahela Power Company collectively d/b/a Allegheny Power deliver electric and gas energy to about 1.4 million customers in
parts   of  Maryland,  Ohio,  Pennsylvania,  Virginia,  and   West
Virginia.   Allegheny Power, together with Genco,  which  operates
and markets competitive retail and wholesale electric generation and operates regulated electric generation for its affiliates, and Allegheny Ventures, which actively invests in and develops energy-
related   and   telecommunications  projects   through   Allegheny
Communications   Connect  ("ACC"),  an  exempt  telecommunications
company ("ETC"), make up the Allegheny system.

<F3> The  term "Generating Assets" does not include Potomac Edison's
100% interest in the Luray, Newport, Shenandoah, and Warren hydroelectric generating stations located in Virginia ("Virginia Hydros") or the Riverton property, which together represent less than 1% of the total net book value.

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Smith Ash Basin both located in Williamsport, Maryland; and a 100%
interest in the Millville, Dam #4 and Dam #5 hydro stations in located in West Virginia.<F4>

     Potomac Edison and Genco propose to enter into a leaseback agreement to allow AE Supply to lease to Potomac Edison a fixed amount of the 425 MW nameplate rating of the Albright, Fort Martin, Harrison, and Pleasants facilities which is the equivalent of 29% of Potomac Edison's former interest in those facilities to comply with the requirements of the West Virginia State Tax Department to eliminate the potential for the imposition of a $380,000 per month distribution tax on both Potomac Edison and Genco, that would otherwise be incurred if the lease hadn't been undertaken. The amounts payable by Potomac Edison under the lease described in this section will be computed in accordance with Rules 90 and 91 under the Act and other applicable rules and regulations. During the lease, Genco will operate that portion of the Generating Assets leased to Potomac Edison pursuant to operating agreements previously approved by this Commission in Holding Company Act Release No. 27205.

       West Virginia imposes two taxes upon corporations in the business of selling electricity in the state: (1) a tax is imposed on businesses generating or producing electricity using generating units in the state that are leased or owned; and (2) a tax is imposed on businesses that sell electricity not generated or produced in the state." See West Virginia Code section 11-13-1o(b)(1) and (2). Section 11-13-1o(b)(2) provides for: "a credit against the amount of tax due . for any electric power generation taxes or a tax similar to the tax imposed [under this subsection]
 . with respect to such electric power in the state in which such power was generated or produced." As determined by the West Virginia Chief Administer for Revenue Operations [See Exhibit B-13], the leasing of generating capacity by Potomac Edison falls within the statutory requirement for generation that offsets distribution by an owner or lessor of the generating unit. Therefore, under the leaseback agreement, Potomac Edison as a seller can offset the tax imposed under Section 11-13-2o-(b)(2). The leaseback agreement will eliminate the tax on Potomac Edison, allow Potomac Edison to fulfill its regulatory obligations in West Virginia, and allow the Allegheny system to avoid double taxation on the generation and distribution of energy in West Virginia and resulting in a monthly savings of $380,000 or a savings of approximately $1.9 million for the last five months of the year 2000 reflecting the tax assessed against Genco.

Item 2.   FEES, COMMISSIONS AND EXPENSES

     Fees and expenses in the estimated amount of less than $500 are expected to be incurred in connection with the preparation of this application. None of the fees, commissions, or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial, and other services to be performed at cost.

Item 3.   APPLICABLE STATUTORY PROVISIONS

     The proposed transaction is subject to Sections 9(a), 10 and 12(d) of the Act. Sections 9 and 10 of the Act and rule 54 under the Act are applicable as this transaction involves conveyance of a leasehold interest in a utility asset. Section 9(a)(1) provides that unless the acquisition has been approved by the Commission

<F4> The  jurisdictional allocation is calculated  as  follows,  for example using Maryland - the value of Potomac Edison's undivided interest in the Fort Martin Power Station would be calculated by multiplying the 56.34% Maryland allocation by the dollar value of Potomac Edison's 25% undivided interest in Fort Martin on June 30, 2000.

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under  Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Rules 90 and 91 require that the transaction be at cost. Applicants believe that the proposed transaction satisfy the standards of the Act and the Rules under the Act.

     The transaction complies with all applicable state laws and, as described above, is in response to state law - the West Virginia Tax Code, and does not tend toward interlocking relations or the concentration of public utility companies. Moreover, the overall asset transfer [as previously authorized in the Transfer Order] is a part of the deregulation and introduction of competition in the retail electrical generation markets of West Virginia and has been enacted specifically in the public interest and the interests of investors and consumers; as the transactions described herein are being effected to comply with and to further such legislative initiatives, this transaction likewise should be deemed in the public interest and the interests of investors and consumers.

     The consideration to be paid in connection with this transaction is fair and reasonable by operation of Rules 90 and 91 and as evidenced by the approval of the West Virginia Tax Department. See Exhibit B-13, Approval Letter from the West Virginia State Tax Department.

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and foreign utility companies ("FUCOs"), will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. Concerning Rules 53 and 54, as of September 30, 2000, Allegheny's consolidated retained earnings were approximately $917.6 million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $27.5 million. The proposed financing arrangements will be structured so that Allegheny's "aggregate investment" in EWGs and FUCOs will not exceed 50% of the system's consolidated retained earnings (approximately $458.8 million). The conditions specified under Rule 53(a) are otherwise satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the proposed financing transactions.

     Allegheny further states that for purposes of Rule 54, that the conditions specified in Rule 53(a) are satisfied and that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. The conditions will be unaffected by this Transaction. As a result, the Commission will not consider the effect on Allegheny subsidiary that is an EWG or FUCO, as each is defined in sections 32 and 33 of the Act, respectively, in determining whether to approve the proposed Transaction.

Item 4.   REGULATORY APPROVAL

     Except as noted above, no state commission or federal commission, other than this Commission, has jurisdiction over any part of the proposed transactions.

Item 5.   PROCEDURE

     It is requested that the Commission's order granting this Application or Declaration be issued on or before December 31, 2000. There should be no recommended decision by a hearing or

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other  responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS

    B-12  Form of Leaseback Agreement
          (filed October 12, 2000)

    B-13 Approval Letter from the West Virginia State Tax Department (filed October 12, 2000)

    F     Opinion Letter (filed December 22, 2000).

    H     Form of Notice
          (filed December 22, 2000).


                         SIGNATURE

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                     Allegheny Energy, Inc.
                                     The Potomac Edison Power Company
                                     Allegheny Energy Supply Company
                                     Allegheny Energy Service Company

                                     By: /S/ THOMAS K. HENDERSON

                                             Thomas K. Henderson

Dated: December 22, 2000

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